UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: __________N/A________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I. REGISTRANT INFORMATION

Full name of registrant:
Implant Sciences Corporation

Former name if applicable
N/A

Address of principal executive office (Street and number)
107 Audubon Road, Suite 5

City, State and Zip Code:
Wakefield, Massachusetts 01880-1246

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant cannot without unreasonable effort and expense file its Form 10-K on or prior to the prescribed filing date of September 28, 2007. As reported by the Registrant in our Form 8K dated May 7, 2007, the Company has sold the majority of the assets related to one of its California Subsidiaries. As a result, the Registrant requires additional time to accurately present to and review with its independent auditors the accounting relating to this transaction including the modified presentation required in the Form 10-K for current and prior year periods. In addition, the registrant’s former auditors have not completed their internal review to reissue their audit report. The Registrant expects to file the Form 10-K within fifteen days after the filing deadline.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Diane Ryan   781-246-0700
(Name)   (Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ]Yes [] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting net loss from continuing operations of approximately $7,046,000 on revenues of approximately $15,432,000 for the year ended June 30, 2007 as compared to a net loss from continuing operations of $9,194,000 on revenues of approximately $18,075,000 for the corresponding prior year period. The decrease in revenues for the year ended June 30, 2007 primarily reflects the completion and shipment of a significant order of the Company’s explosive detection equipment to a customer in China in the comparable prior year period. The Company has not realized an order of the same magnitude in the period ended June 30, 2007. The lack of sizeable unit orders has been partially offset by the award and performance of a new government contract in the security products segment. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be filed.

Implant Sciences Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2006    By: /s/ Phillip C. Thomas
                                                         Phillip C. Thomas
                         Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.